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CUSIP No. 702145103                                         Page 1 of 30


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Party City Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   702145103
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                                 (CUSIP Number)

Steven Mandell, 400 Commons Way, Rockaway, New Jersey  07866  (973) 983-0888
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ?

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 702145103                                         Page 2 of 30

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1.    Name of Reporting Person                              Steven Mandell
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2.    Check the Appropriate Box if a Member of a Group*

      (a)                                                                    [X]
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      (b)                                                                    [ ]
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3.    SEC Use Only
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4.    Source of Funds*
               Not Applicable
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)
               Not applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
               U.S. Citizen
--------------------------------------------------------------------------------
Number of                     7.    Sole Voting Power
Shares                                 2,457,500**
Beneficially
by Owned by                   8.    Shared Voting Power
Each                                   None
Reporting
Persons With                  9.    Sole Dispositive Power
                                       2,457,500**

                              10.    Shared Dispositive Power
                                       None
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11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                     2,457,500**
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12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                     Not applicable
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13.         Percent of Class Represented by Amount in Row (11)
                     19.7%
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14.         Type of Reporting Person*
                           IN
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          *    SEE INSTRUCTIONS BEFORE FILLING OUT!

          ** This figure includes 750,000 shares owned by Mandell Family Limited Partnership, a limited partnership organized under the laws of New Jersey, wholly owned by Mr. Mandell. See also the disclosure provided in response to Item 5 hereof. 1,000,000 shares owned individually by Mr. Mandell are subject to an Option Agreement described in Item 4 and attached hereto as Exhibit I.
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CUSIP No. 702145103                                         Page 3 of 30


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1.    Name of Reporting Person               Mandell Family Limited Partnership
      I.R.S Identification Nos. of above persons (entities only)
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2.    Check the Appropriate Box if a Member of a Group*

      (a)                                                                    [X]
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      (b)                                                                    [ ]
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3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds*
               Not Applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)
               Not applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
               New Jersey
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Number of                     7.    Sole Voting Power
Shares                                 750,000
Beneficially
by Owned by                   8.    Shared Voting Power
Each                                   None
Reporting
Persons With                  9.    Sole Dispositive Power
                                       750,000

                              10.    Shared Dispositive Power
                                       None
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11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                     750,000
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12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                     Not applicable
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13.         Percent of Class Represented by Amount in Row (11)
                     6%
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14.         Type of Reporting Person*
                      PN
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          *    SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 702145103                                         Page 4 of 30



Item 1.           Security and Issuer.

                  Item I of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

     "This Amendment No. 2 amends and supplements the Schedule 13D filed by Mr. Steven Mandell ("Mr. Mandell") and the Mandell Family Limited Partnership, a New Jersey limited partnership (the "Partnership", together with Mandell, the "Reporting Persons") with the Securities and Exchange Commission on March 10, 1997 as amended by Amendment No. 1 thereto (as amended, the "Schedule 13D") relating to the common stock, par value $0.01 per share ("Common Stock") of Party City Corporation (the "Issuer"), having its principal offices at 400 Commons Way, Rockaway, New Jersey 07866."

     The Reporting Persons have entered into a Joint Filing Agreement, dated June 11, 1999, attached hereto as Schedule I."

Item 2.   Identity and Background

     Paragraph 1(c) of Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

          "(c) Mr. Mandell is a businessman and currently serves as a consultant to and a member of the Board of Directors of the Issuer."

Item 3.   Source and Amount of Funds and Other Consideration.

     Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

          "1.      Mr.  Mandell

          Of the 2,457,500 shares of the Issuer reported as beneficially owned by Mr. Mandell hereunder, 1,707,500 shares are owned individually by Mr. Mandell and 750,000 are owned by the Partnership. All of these shares of Common Stock beneficially owned by Mr. Mandell were either (i) purchased by Mr. Mandell with personal funds or (ii) issued to Mr. Mandell by the Issuer in January of 1998 as part of a stock dividend. As described in more detail in Item 4, Mr. Mandell has placed 1,000,000 of the shares individually owned by himself under an Option (as defined in Item 4) in favor of Mr. Jack Futterman in connection with Mr. Futterman's assumption of the position of Chief Executive Officer of the Issuer.

     2.   The Partnership

     The 750,000 shares of Common Stock of the Issuer owned by the Partnership were received from Mr. Mandell."

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by inserting a new paragraph 3 immediately after paragraph 2 thereof which shall read in full as follows:

     "On June 8, 1999, Mr. Mandell entered into an option agreement (the "Option Agreement") pursuant to which he granted Mr. Jack Futterman an option (the "Option") to purchase up to 1,000,000 of his individually owned shares of Common Stock (the "Option Shares") at an exercise price of $3.00 per share. The Option is exercisable at any time within a five year period beginning on June 8, 1999 and ending on the fifth anniversary
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CUSIP No. 702145103                                         Page 5 of 30



thereof. Mr. Mandell pledged the Option Shares to Mr. Futterman as security for the Option pursuant to an Stock Pledge Agreement dated June 8, 1999 between Mr. Mandell and Mr. Futterman (the "Stock Pledge"). Prior to any exercise of the Option or a related default under the Stock Pledge, Mr. Mandell shall maintain the sole power to vote the Option Shares. Upon Mr. Futterman's exercise of the option, Mr. Futterman will obtain sole voting and dispositive control over the Option Shares purchased pursuant to any such exercise.

     In connection with entering into the Option Agreement and the Stock Pledge, Mr. Mandell has resigned from his previous position as Chief Executive Officer and Chairman of the Board of Directors and Mr. Futterman has been appointed to those positions."

Item 5. Interest In Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

         "(a) The table below sets forth the aggregate number of shares and percentage of Common Stock owned by each of the Reporting Persons. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of June 8, 1999, at which time there were issued and outstanding 12,455,538 shares of the Issuer's Common Stock.

                                               Aggregate Amount of
Reporting Person          Title of Class       Beneficial Ownership
----------------          --------------       --------------------
Mr. Mandell               Common Stock          2,457,500(1)
The Partnership           Common Stock            750,000

         (1) This figure consists of (i) 1,707,500 shares held by Mr. Mandell individually and (ii) 750,000 shares held by the Partnership of which Mr. Mandell is the sole General Partner. 1,000,000 of these shares individually beneficially owned by Mr. Mandell are subject to the Option and are also pledged, subject to the Stock Pledge, to Mr. Futterman to secure the Option.

         (b) (i) Sole Voting Power. Mr. Mandell has sole voting power with respect to 2,457,500 shares of Common Stock.

             (ii) Shared Voting Power: 0

             (iii) Sole Dispositive Power. Mr. Mandell has sole dispositive power with respect to 2,457,500 shares of Common Stock.

             (iv)  Shared Dispositive Power: 0

         (c) Except as disclosed in Item 4, no Reporting Person owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days."

Item 7.   Material to Be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"Exhibit I  Option  Agreement, dated June 8, 1999,  between Mr. Mandell and Jack
            Futterman.

Exhibit II Stock Pledge Agreement, dated as of June 8, 1999, between Mr. Mandell and Jack Futterman.
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CUSIP No. 702145103                                         Page 6 of 30



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Steven Mandell
                                                     ------------------
                                                     Name: Steven Mandell
                                                           General Partner

Dated:  June 11, 1999
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CUSIP No. 702145103                                         Page 7 of 30



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MANDELL FAMILY LIMITED PARTNERSHIP

                                          By:        /s/ Steven Mandell
                                             --------------------------
                                             Name:   Steven Mandell
                                                     General Partner

Dated:  June 11, 1999
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CUSIP No. 702145103                                         Page 8 of 30

                                                                      Schedule 1



                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Party City Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Dated:  June 11, 1999

                                            /s/ Steven Mandell
                                            ------------------
                                                Steven Mandell


                                            MANDELL FAMILY LIMITED PARTNERSHIP

                                            By: /s/ Steven Mandell
                                                ----------------------
                                             Name: Steven Mandell
                                             Its: Sole General Partner
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CUSIP No. 702145103                                         Page 9 of 30



                                List of Exhibits:

Exhibit I Option Agreement, dated June 8, 1999, between Steven Mandell and Jack Futterman.

Exhibit II Stock Pledge Agreement, dated as of June 8, 1999, between Steven Mandell and Jack Futterman.